<DOCUMBENT>
<SEQUENCE> 1
<DESCRIPITON> AS OF 12/31/2009
SEC 1745 (6-01)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

GRUPO TMM SA
(Name of Issuer)

Common Stock
(Title of Class of Securities)


(CUSIP Number)
40051D303

12/31/09
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ X ]Rule 13d-1(b)
[   ]Rule 13d-1(c)
[   ]Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051D303

1.  Names of Reporting Persons Beck, Mack & Oliver LLC
I.R.S. Identification Nos. of above persons (entities only). 13-0477010

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)........................................................................
 b)........................................................................

3.SEC Use Only
............................................................................

4.Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With

5.Sole Voting Power 	746,613.20
6.Shared Voting Power	0

7.Sole Dispositive Power	0

8.Shared Dispositive Power 786,613.20

9.Aggregate Amount Beneficially Owned by Each Reporting Person	786,613.20
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions

11.Percent of Class Represented by Amount in Row (9) 1.41%

12.Type of Reporting Person (See Instructions)

IA

Item 1.
(a)Name of Issuer
GRUPO TMM SA
(b)Address of Issuer's Principal Executive Offices

AVENIDA DE LA CUSPIDE NO 4755
COLONIA PARQUES DEL PEDREGAL
MEXICO CITY, MEXICO 14010
Item 2.

(a)Name of Person Filing Beck, Mack & Oliver LLC

(b)Address of Principal Business Office or, if none, Residence
360 Madison Avenue
New York, NY  10017

(c)Citizenship

New York

(d)Title of Class of Securities

Common Stock

(e)CUSIP Number

40051D303

Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)[   ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[   ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
 78c).

(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)[X ]An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)[ ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
 80a-3);

(j)[   ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item
4.Ownership.
Provide the following information regarding the aggregate number and Percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: 786,613.20

(b)Percent of class:  1.41%

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote: 746,613.20

(ii)Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)Shared power to dispose or to direct the disposition of: 786,613.20 Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5.
Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that as of 12/31/09 the Reporting person has ceased to be the beneficial owner of more than Five percent of the class of securities.

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding

Not Applicable

Item 8.Identification and Classification of Members of the Group

Not Applicable

Item 9.Notice of Dissolution of Group

As of 12/31/09 excess shares are no longer responsibility of the Reporting person

Item 10.Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Robert C. Beck
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date January 28, 2010
Robert C. Beck
Signature

Robert C. Beck, Managing Member
Name/Title